

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Ryan Goepel
Chief Financial Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, Florida 33166

      Re: Global Crossing Airlines Group Inc.
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed March 10, 2023
          File No. 000-56409

Dear Ryan Goepel:

We have reviewed your September 21, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1.   We note that revisions proposed in response to prior comment 2 include a revenue variance analysis in which you attribute the change in revenues to increases in volume, indicating block hours increased 416% and average available aircraft increased 448%, though without identifying the effects of any changes in price. However, based on the information you have provided it appears that revenue per block hour of $11,204 for 2022 reflects an increase of 32% from revenue per block hour of $8,516 for 2021.

    Please further expand your proposed revisions to more clearly address the requirements in

Item 303(b)(2)(iii) of Regulation S-K, to describe the extent to which changes in revenues are attributable to changes in prices and separately to changes in the volume or amount of goods or services being sold.

2. We note that in response to prior comment three you proposed changes regarding specific adjustments related to your calculations of non-GAAP measures though did not address the concern of disclosing non-GAAP measures with greater prominence than GAAP measures.

For example, the headline and the first two paragraphs of your earnings release filed on Form 8-K on March 14, 2023 include a discussion of non-GAAP measures though do not include any comparable discussion of GAAP measures such as operating loss and net loss.

Please refrain from presenting non-GAAP measures, including any discussion and analysis of the non-GAAP measures, in advance of and in the absence of the most directly comparable GAAP measure and a corresponding discussion and analysis, in future earning releases, investor presentations, and periodic reports.

You may refer to the answer to Question 102.10 of our Non-GAAP Compliance and Disclosure Interpretations at https://www.sec.gov/ corpfin/non-gaap-financial-measures if you require further clarification. These requirements would also pertain to an earnings release headline or caption that includes a non-GAAP measure.

3. We note that revisions proposed in response to prior comment four include language stating that you believe it is important "...to highlight start-up expenses, creating an *asset* to support future revenue," which seems to suggest the costs are both expensed and capitalized.

Please further revise this proposed disclosure to disassociate the term *asset* from your discussion of start-up costs that are being expensed.

4. We note your response to prior comment five indicating you believe that EBITDAR is useful as it allows for the comparison of a normalized metric among different sized airlines that purchase and/or lease their aircraft. Please provide such clarification for investors in your future earnings releases.

Liquidity and Capital Resources , page 25

5. We note that revisions proposed in response to prior comment six indicate that additional projected aircraft in 2023 include four that are under LOI.

Please further clarify your use of the acronym and if this is a reference to a letter of intent, disclose the salient terms of the arrangement that are being contemplated, including the timeframe and a discussion of any uncertainties that will need to be resolved.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition , page 37

6.   We note that you include certain draft disclosures addressing some but not all of the concerns identified in prior comment eight. Please address the following;

- Further revise to disclose any obligations for refunds or similar obligations pursuant to FASB ASC 606-10-50-12(d), or to clarify if there are none;

- Disclose your policy of accounting for customer deposits to comply with FASB ASC 235-10-50-1; and

- Clarify your rationale for distinguishing customer deposits from deferred revenue.

Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation